SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)

                              ROADHOUSE GRILL, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   76972510 2
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 October 1, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 76972510 2                  13D          Page 2 of 6 Pages
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      1            NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                               LONE STAR STEAKHOUSE & SALOON, INC.
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      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                      (b) / /
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      3            SEC USE ONLY

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      4            SOURCE OF FUNDS*
                            WC
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      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                          / /
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      6            CITIZENSHIP OR PLACE OR ORGANIZATION

                            DELAWARE
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  NUMBER OF                7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                  378,000
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                           8          SHARED VOTING POWER

                                               -0-
                 ---------------------------------------------------------------
                           9          SOLE DISPOSITIVE POWER

                                               378,000
                 ---------------------------------------------------------------
                          10          SHARED DISPOSITIVE POWER

                                               -0-
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      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                            378,000
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      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                        / /
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      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                               4.1%
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      14           TYPE OF REPORTING PERSON*

                            CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------            -----------------------------------
CUSIP No. 76972510 2                  13D          Page 3 of 6 Pages
---------------------------------            -----------------------------------

         The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

                  This statement relates to shares (the "Shares") of the common stock, par value $.01 per share ("Common Stock"), of Roadhouse Grill, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 6600 North Andrews Avenue, Suite 160, Ft. Lauderdale, Florida 33309.

Item 2.           IDENTITY AND BACKGROUND.

                  (a) This Statement is filed by Lone Star Steakhouse & Saloon, Inc., a Delaware corporation ("Lone Star").

                  The Executive Officers and Directors of Lone Star are as follows:

                  Jamie B.  Coulter--Chairman  of the Board and Chief  Executive
                  Officer; John D. White--Chief Financial Officer, Executive Vice President and Director; Michael J. Archer--Chief Operating Officer-Del Frisco's/Sullivan's and Director; Dennis
                  L. Thompson--Senior Vice President of Real Estate and Director; Gerald T. Aaron--Senior Vice President, Counsel and Secretary; Robert M. Kendall--Chief Operating Officer--Lone Star Steakhouse & Saloon; Frank Furstenberg, Jr.--Vice President of New Store Development; Mark S. Eason--Regional Vice President; Clark R. Mandigo--Director; H. Gilliland Nickel--Director; Fred B. Chaney--Director.

                  Lone Star and each of the foregoing are referred to as a "Reporting Person" and collectively as the "Reporting Persons".

                  (b) The principal business address of Lone Star (and all other Reporting Persons other than Messrs. Mandigo, Nickel and Chaney) is 224 East Douglas, Suite 700, Wichita, Kansas 67206. The principal business address of Mr. Mandigo is 15050 Jones Maltzberger, Suite 2, San Antonio, Texas 78247. The principal business address of Mr. Nickel is One Acacia Drive, Oakville, California 94562 and the principal business address of Mr. Chaney is 5000 Birch Street, Suite 6200, Newport Beach, CA 92660.

                  (c) The principal business of Lone Star is the ownership and operating of 242 domestic and 27 international Lone Star Steakhouse & Saloon restaurants; two (2) Sullivan's Steakhouse restaurants; and three (3) Del Frisco's Double Eagle Steak House restaurants. The principal occupation of all executive officers of Lone Star is their service as employees and executive officers of Lone Star. The principal occupation of Mr. Mandigo is business consultant. The principal occupation of Mr. Nickel is executive consultant of Gil Nickel Enterprises. The principal occupation of Mr. Chaney is President and Chief Executive Officer of TEC's parent company, Vedax Sciences Corporation.

                  (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All executive officers and directors of Lone Star are United States citizens.

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CUSIP No. 76972510 2                  13D          Page 4 of 6 Pages
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Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 506,500 Shares of Common Stock acquired by Lone Star is $2,092,742.55. The source of the funds used to make the purchases was working capital.

Item 4.           Purpose of Transaction.

                  Lone Star purchased the Shares of the Issuer based on its belief that the Shares at current market prices appeared to represent a potentially attractive investment opportunity. After conducting further analysis of its investment in the Issuer, the Company has decided to reduce its position. Lone Star intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, selling some or all of its Shares, purchasing additional Shares of Common Stock or to change its intention with respect to any and all matters referred to in Item 4. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D except as set forth herein.

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by Lone Star is based upon 9,305,408 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 1997.

                  As of the close of business on October 1, 1997, Lone Star beneficially owned 506,500 Shares of Common Stock, constituting approximately 5.4% of the Shares outstanding. All of such Shares were acquired in open-market transactions. As described in Item 5(e) below, Lone Star has ceased being the beneficial owner of more than five percent of the outstanding Common Stock of the Issuer. All of the Shares sold by Lone Star were in open-market transactions.

                  (b) The Board of Directors of Lone Star has the power to direct the vote and disposition of the Shares owned by Lone Star.

                  (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons.

                  (d) No person other than Lone Star is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

                  (e) On October 9, 1997, Lone Star ceased being the beneficial owner of more than five percent of the Issuer's outstanding Common Stock.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between the Reporting Persons and any other Person, with respect to the securities of the Issuer.

Item 7.           Material to be Filed as Exhibits.

                  None

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CUSIP No. 76972510 2                  13D          Page 5 of 6 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 14, 1997              LONE STAR STEAKHOUSE & SALOON, INC.

                                       By:/s/ Jamie B. Coulter
                                          ---------------------------------
                                          Jamie B. Coulter, Chairman of the
                                          Board and Chief Executive Officer

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CUSIP No. 76972510 2                  13D          Page 6 of 6 Pages
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                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES WITHIN THE PAST 60 DAYS





  Shares of Common              Price Per                  Date of
Stock Purchased (Sold)             Share                 Purchase/Sale
----------------------             -----                 -------------

                       LONE STAR STEAKHOUSE & SALOON, INC.

        280,000                 $3.8754                    9/30/97

        226,500                 $4.4487                   10/01/97

      (108,000)                 $4.0958                   10/09/97

        (8,500)                 $4.3676                   10/10/97

       (12,000)                 $4.375                    10/13/97